To announce the Company's November 2014 revenues Date of events: 2014/12/10 Contents:

1.	Date of occurrence of the event: 2014/12/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced its unaudited financial results for November 2014. Consolidated revenue was NT$19.55 billion, an increase of 1.9% compared to the corresponding period in 2013. Operating costs and expenses were NT$16.28 billion, an increase of 9.2% year-over-year. Operating income was NT$3.27 billion, a decrease of 23.5% year-over-year. Pretax income was NT$3.40 billion, a decrease of 22.0% year-over-year. Net income attributable to shareholders of the parent company was NT$2.83 billion, a decrease of 20.9% year-over-year. EPS was NT$0.36. Mobile communications business revenue increased 4.2% year-over-year. The increase was primarily driven by a strong increase in the mobile internet subscriber base, resulting in 23.8% growth in mobile value-added service revenue, and a 9.8% increase in handset sales. However, some of the increase was offset due to a 12.5% decrease in mobile voice revenue resulting from VoIP substitution and market competition. Broadband access revenue remained flat while HiNet ISP revenue increased 1.4% year-over-year. For traditional fixed line services, local service revenue decreased by 5.5% due to mobile and VOIP substitution. The increase of operating costs and expenses was mainly attributable to the sale of the iPhone 6 / 6 Plus, which helped accelerate 4G smartphone sales and contributed to strong subscriber growth.

Additionally, amortization expenses also increased due to the 4G service launch.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.